TRINIDAD
ENERGY SERVICES INCOME TRUST

82-34867


06018809


SEC MAIL PROCESSING
RECEIVED
NOV 27 2006
WASH. D.C. 186 SECTION

November 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated September 30. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Tara Wood

E. Tara Wood
Executive Assistant

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

dw 11/29

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: November 16, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR NOVEMBER 2006

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be 11.5 cents per trust unit per month ($1.38 per annum) with the distribution to be paid December 15, 2006 to unitholders of record on November 30, 2006.

The Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or registered unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-registered unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 18 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

TRINIDAD

ENERGY SERVICES INCOME TRUST


SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH. D.C.
186
SECTION

FOR IMMEDIATE RELEASE: Wednesday, November 8, 2006
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES THIRD QUARTER RESULTS – SEPTEMBER 30, 2006

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and nine months ended September 30, 2006 and its outlook based on information available as at November 1, 2006. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2005 and the September 30, 2006 unaudited consolidated financial statements. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

FINANCIAL HIGHLIGHTS	**Three months ended September 30,**		**Nine months ended September 30,**	
(thousands except unit and per unit data – Unaudited)	**2006**	2005	**2006**	2005
Revenue	**150,625**	75,286	**418,109**	181,876
Gross margin (1)	**66,878**	31,799	**194,545**	74,002
EBITDA (1)	**54,576**	24,573	**150,342**	54,273
Per unit (diluted)	**0.64**	0.37	**1.78**	0.94
EBITDA before unit based compensation (1)	**55,316**	25,067	**155,665**	57,006
Per unit (diluted)	**0.65**	0.38	**1.84**	0.99
Funds flow before change in non-cash working capital (1)	**48,973**	24,141	**142,224**	52,338
Per unit (diluted)	**0.57**	0.37	**1.68**	0.91
Distributions paid and declared	**28,640**	14,327	**76,846**	34,689
Distributions paid and declared per unit (basic)	**0.34**	0.22	**0.93**	0.62
Payout ratio (2)	**-**	-	**54%**	66%
Net earnings	**31,573**	13,841	**92,369**	27,970
Per unit (basic)	**0.38**	0.22	**1.11**	0.50
Per unit (diluted)	**0.37**	0.21	**1.09**	0.49
Net earnings before unit based compensation	**32,313**	14,335	**97,692**	30,704
Per unit (diluted)	**0.38**	0.22	**1.15**	0.53
Units outstanding – basic (weighted average) (3)	**83,705,299**	63,720,766	**82,851,643**	56,262,234
Units outstanding – diluted (weighted average) (3)	**85,316,897**	65,642,022	**84,651,979**	57,490,052

(1) Readers are cautioned that Gross Margin, EBITDA and Funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute Gross Margin, EBITDA and Funds flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes and depreciation and amortization and Funds flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders. Funds flow before change in non-cash working capital has replaced the term Cash flow before change in non-cash working capital as shown in previous filings.

(2) Payout ratio is calculated as distributions paid and declared divided by funds flow before changes in non-cash working capital and is only provided on a year-to-date basis.

(3) Basic and diluted units outstanding include trust units to be issued upon conversion of exchangeable shares.

OPERATING HIGHLIGHTS	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
Operating days – drilling				
Canada	**3,358**	3,487	**9,368**	8,503
United States	**1,891**	37	**4,941**	37
Rate per drilling day (CDN $)				
Canada	**23,083**	19,196	**23,469**	19,674
United States	**24,042**	20,122	**23,341**	20,122
Utilization rate – drilling				
Canada	**64%**	73%	**62%**	60%
United States	**85%**	100%	**84%**	100%
CAODC industry average	**57%**	63%	**58%**	56%
Number of drilling rigs				
Canada	**59**	52	**59**	52
United States	**26**	1	**26**	1
Utilization rate for service rigs	**68%**	61%	**61%**	55%
Number of service rigs	**18**	16	**18**	16
Number of coring and surface casing rigs	**17**	18	**17**	18

OVERVIEW

The third quarter of 2006 saw activity levels slow as a result of both wet weather conditions in Canada and overall declines in commodity prices. The declines in pricing were in response to increased storage levels for gas and resulted in many oil and gas companies reducing drilling programs, particularly focusing on reductions in the shallower gas market throughout the period. Trinidad was able to lessen the impact of these declines through the asset and geographic diversification strategy that has been implemented over the last two years. The Trust's asset base is primarily focused on the deeper drilling market which was less impacted throughout the quarter and expansion into the well servicing, preset and coring, and manufacturing segments has diversified Trinidad's operations reducing its overall susceptibility to these factors. In addition, the focus on long term contracts which contain fixed day rates and utilization levels for its drilling fleet will help stabilize operational performance throughout the period. Declines in Trinidad's utilization levels in the Canadian operations quarter-over-quarter are more indicative of drilling programs being delayed as a result of weather conditions than overall market softening and on a year-to-date basis utilization levels continue to exceed the prior year.

Long term contracts and the acquisition of Cheyenne Drilling have created a stable drilling base in the US, allowing the Trust to maintain strong utilization levels throughout the period and year-to-date in the US marketplace. The overall diversification into the US market has reduced Trinidad's overall susceptibility to the seasonal factors which are present in Canada. Furthermore, as additional rigs have been released in the US marketplace Trinidad has been able to increase revenue and funds flow throughout the period.

The acquisition of Mastco Derrick Services Ltd ("Mastco") at the end of the first quarter has diversified the Trust's operations and has allowed Trinidad to focus on the completion of the rig construction program as well as complete repairs, maintenance and recertifications required in the period. Construction continued on the Trust's commitment to build 29 new drilling rigs of which five rigs were completed under the build program and an additional rig was refurbished in the US and put into operation increasing the overall rig count to 85 at September 30, 2006 from 71 at December 31, 2005. Progress on the rig construction program continues to be a major focus of the Trust and integration of Mastco into the Trust's operations has allowed Trinidad to achieve cost savings throughout the period.

(millions except per unit data – Unaudited)	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3
Financial Highlights									
Revenue	150.6	104.5	162.9	106.4	75.3	32.5	74.1	58.8	30.4
Gross margin (1)	66.9	43.0	84.7	46.4	31.8	7.8	34.5	26.8	11.9
Net earnings (loss)	31.6	20.8	40.0	19.4	13.8	(1.8)	16.0	15.1	1.4
Depreciation and amortization	12.0	9.7	13.1	9.5	8.1	3.4	7.5	6.0	3.3
Unit based compensation	0.7	0.8	3.8	0.6	0.5	2.0	0.1	(4.8)	2.7
Future income tax expense (recovery)	4.6	(8.7)	13.9	5.5	1.7	(4.0)	5.0	3.5	(0.1)
Unrealized foreign exchange loss (gain)	-	0.2	(0.2)	-	-	-	-	-	-
Other	0.1	(0.3)	0.1	-	-	-	-	-	-
Funds flow before change in non-cash working capital (1)	49.0	22.5	70.7	35.0	24.1	(0.4)	28.6	19.8	7.3
Earnings (loss) per unit (diluted)	0.38	0.24	0.48	0.29	0.21	(0.03)	0.31	0.33	0.04
Funds flow before change in non-cash working capital per unit (diluted) (1)	0.57	0.26	0.84	0.51	0.37	(0.01)	0.56	0.43	0.19
Operating Highlights									
Operating days – drilling									
Canada	3,358	1,826	4,184	3,795	3,487	1,472	3,544	3,011	1,898
United States	1,891	1,603	1,447	235	37	-	-	-	-
Rate per drilling day (CDN $)									
Canada	23,083	23,927	23,579	23,280	19,196	19,448	20,121	18,942	15,331
United States	24,042	24,089	21,596	19,245	20,122	-	-	-	-
Utilization Rate – drilling									
Canada	64%	36%	86%	78%	73%	31%	76%	76%	61%
United States	85%	82%	85%	83%	100%	-	-	-	-
CAODC industry average	57%	34%	81%	71%	63%	32%	71%	62%	46%
Number of drilling rigs									
Canada	59	57	56	54	52	52	52	51	35
United States	26	22	21	17	1	-	-	-	-
Utilization for service rigs	68%	31%	85%	67%	61%	41%	69%	61%	47%
Number of service rigs	18	17	17	16	16	9	9	8	8
Number of coring and surface casing rigs	17	17	17	17	18	18	-	-	-

(1) Readers are cautioned that Gross margin and Funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP; however, the Trust does compute Gross margin and Funds flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period. Funds flow before change in non-cash working capital has replaced the term Cash flow before change in non-cash working capital as shown in previous filings.

Results from operations

The third quarter of 2006 saw reductions in activity levels throughout the drilling industry as a result of the overall softening in the oil and gas market. Spot prices declined throughout the period as a result of concerns over high storage levels in North America causing many oil and gas producers to reduce drilling programs, primarily in the shallow gas market. These reductions caused an overall decline of approximately 10% in the Canadian industry utilization levels from 63% in 2005 to 57% in 2006. Trinidad's overall strategy to diversify its operations to include rigs of deeper depths as well as its expansion into the US market has continued throughout 2006 to add stability to overall funds flow levels. Furthermore, longer term contracts have enabled the Trust to maintain utilization levels in Canada of 64% during this interim instability in the market place, exceeding industry utilization levels by 12.2%, and maintaining utilization levels in the US of 85% throughout the third quarter and 84% year-to-date.

Higher gas prices and cooler weather in the third quarter of 2005 resulted in many oil and gas companies executing on their drilling programs earlier than in previous years. In 2006 the drilling industry returned to levels more consistent with the usual seasonal patterns where many oil and gas companies delayed their drilling commitments until later in the year when cooler weather prevails. Despite the lower utilization levels quarter-over-quarter revenue from the Trust's Canadian drilling activities increased as a result of increasing day rates and the deployment of additional rigs through the current rig construction program. The acquisition of Summit Energy Services in the third quarter of 2005 continues to provide additional depth to the well servicing division increasing both revenue and utilization in comparison with the prior quarter. In addition, the surface casing and coring division's involvement in the oil sands projects generated more revenue at higher margins year-to-date, despite lower activity levels in the third quarter of 2006. These overall factors contributed to increased revenues of 39.7% in Canada from the comparative quarter in 2005 and 66.5% year-to-date from $181.9 million to $302.8 million. Diversification of Trinidad's overall asset base to include its US operations continues to add stability to overall revenue and funds flow both on a quarterly and year-to-date basis. The Trust's strategy to diversify its operations to include the US market and the acquisition of Cheyenne Drilling resulted in revenue of $45.5 million for the quarter and $115.3 million year-to-date.

Consolidated gross margin increased by $35.1 million quarter-over-quarter, from $31.8 million in 2005 to $66.9 million in 2006 and consolidated gross margin percentages also increased from 42.2% to 44.4%. On a year-to-date basis growth in gross margins of 162.9% to $194.5 million and increases in gross margin percentages from 40.7% to 46.5% are a result of changes in the composition of the Trust's operations to include the US marketplace which has obtained higher margins and is uninterrupted by the seasonality factors present in Canada. Gross margins in the Canadian operations increased to 42.7% year-to-date as a result of increased depths of it drilling rigs and increased day rates across the industry. Quarterly gross margins decreased slightly from 42.2% to 39.6%. The acquisition of Mastco, a rig manufacturer, contributed to the overall reduction in margins as this industry typically obtains margins that are lower than the drilling industry, reducing overall margins for the Canadian operations. Higher margins obtained by the US division of 55.4% for the quarter and 56.5% year-to-date increased the Trust's overall gross margin on a consolidated basis.

Operating and general and administrative expense

Operating costs increased to $83.7 million in the third quarter of 2006 from $43.5 million in 2005, an increase of 92.4% and on a year-to-date basis increased $115.7 million from $107.9 million to $223.6 million. The increase in Trinidad's operating costs is directly related to the increase in revenue obtained through the diversification and expansion of the Trust's operations.

General and administrative expenses have increased to $11.6 million from $7.0 million in the same quarter of the prior year, and from $17.3 million in 2005 to $37.8 million year-to-date as a result of the Trust's growth over the past year. Increases in the general and administrative expenses have resulted from Trinidad's growth and expansion into the US marketplace and the diversification of its Canadian operations. However, despite these overall increases the Trust continues to be focused on maintaining conservative expenditure levels to ensure accretive growth for unitholders by creating internal efficiencies, centralizing certain required functions and integrating its management team. This focus has enabled overall reductions in general and administrative expenses as a percentage of revenue by 1.7% from 9.3% in the third quarter of 2005 to 7.7% in 2006 and year-to-date from 9.5% in 2005 to 9.0% in 2006.

Foreign exchange (gain) loss

In the third quarter of 2005, the commencement of operations through the release of the first newly constructed drilling rig in the United States resulted in a revaluation of the US operations into Canadian currency for the purposes of financial reporting. The acquisition of Cheyenne Drilling and continued deployment of drilling rigs in the United States has reduced the US reliance on the Canadian operations, which has resulted in the US operations being considered a self sustaining operation effective January 1, 2006. Therefore, upon consolidation of the US operations, gains and losses due to fluctuations in the foreign currency exchange rates are deferred on the balance sheet as a component of equity; however, gains and losses in the Canadian entity on US denominated balances continue to be recognized in the income statement. For the third quarter 2006, the Trust recognized a gain of $0.1 million and a year-to-date loss of $1.0 million in comparison with a quarterly and year-to-date gain of $0.3 million which was predominantly attributable to fluctuations in the Canadian and US currency rates. The Trust has mitigated its overall exposure to currency

fluctuations through the increased financial independence of the US operations as a result of the US debt facility which was closed in April 2006 and utilizing funds flows generated from the US market to fund the ongoing operations.

Unit based compensation

Unit based compensation increased from $0.5 million in the third quarter of 2005 to $0.7 million in 2006 and increased on a year-to-date basis from $2.7 million to $5.3 million. Year-to-date unit based compensation has increased as a result of the continuing growth of the Trust and variances quarter-over-quarter are attributable to the timing of when options that have been granted vest.

Depreciation and amortization

Depreciation and amortization increased 46.9% from $8.1 million in the third quarter of 2005 to $11.9 million in 2006 and on a year-to-date basis increased from $18.9 million to $34.8 million, an increase of 84.1%. Depreciation rates on a per drilling day basis have remained consistent on a quarter-over-quarter basis as a result of a one time gain of $2.0 million recognized in the quarter which decreased overall depreciation expense and year-to-date have increased $216 per drilling day to $2,431. Changes in the composition of Trinidad's asset base through acquisitions and the current rig construction program have resulted in Trinidad adding drilling rigs with increased drilling depth, increasing the capital cost of Trinidad's asset base and the per day depreciation rate. This increase has been slightly offset as a result of management re-assessing the useful lives of the drilling and well servicing rigs and increasing the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value) and its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the actual useful life of the assets.

Interest

In the second quarter of 2006 Trinidad closed a new debt agreement increasing the principal available from $250.0 million to a debt facility with total capacity of approximately $490.0 million. This new debt facility encompasses both US and Canadian term and revolving facilities which bear interest at the LIBOR and BA rates, respectively, plus a spread. This change in the structure of the overall debt facilities, together with higher debt levels, impacted the interest expense incurred between 2005 and 2006. Furthermore, upon closure of the new debt agreement, the balance of the US term loan and $175.0 million on the Canadian term and revolving facilities were drawn increasing the overall debt levels of the Trust.

These advances have been used throughout the quarter to fund execution of the Trust's commitment to build an additional 29 drilling rigs in both Canada and the United States increasing long term debt from $105.5 million at the end of 2005 to $337.4 million at the end of the third quarter. The additional borrowings year-over-year increased overall interest expense from $0.7 million in the third quarter of 2005 to $6.4 million in 2006 and from $4.0 million year-to-date in 2005 to $13.7 million for 2006. Overall exposure to long term fluctuations in interest rates have been mitigated through the interest rate swaps entered into at the beginning of the third quarter of which $0.2 million of interest expense relates to the settlement of these instruments. Additionally excess cash throughout the period, which was not utilized to fund capital expenditures, was invested in short term investments which generated interest income of approximately $1.6 million over the period.

Income taxes

In the second quarter the Canadian government passed the 2006 Federal Budget which enacted several tax reductions for corporations, specifically a reduction in general corporate tax rates from 21.0% to 19.0% phased in from 2008 to 2010, the elimination of the federal large corporation tax effective January 1, 2006 and the elimination of the corporate surtax effective January 1, 2008. Additionally, the Alberta government also substantively enacted a reduction in corporate tax rates from 11.5% to 10.0% effective April 1, 2006. These changes reduced the current income tax expense for the third quarter by $0.2 million from the third quarter of 2005 and on a year-to-date basis from $0.6 million in 2005 to a recovery of $0.4 million in 2006. Despite increases in the Trust's capital structure, the recovery position in 2006 resulted from the reversal of previously booked federal large corporation tax as well as realization of the tax reductions that were substantively enacted.

Future income tax expenses increased 170.6% from $1.7 million to $4.6 million in the third quarter while year to date future income taxes increased from $2.7 million to $9.8 million, an increase of $7.1 million. Increased future income tax expense has resulted from an increasing capital base and

higher depreciation rates for tax purposes which have increased the taxable temporary difference between the accounting value and the tax value on the Trust's capital assets. This increase was offset by lower future income tax rates as a result of the Federal Budget changes.

Net earnings and funds flow

Trinidad increased consolidated net earnings from the prior quarter from $13.8 million to $31.6 million and year-to-date recorded growth of 230% to $92.4 million achieved through the diversification of the Trust's operations in both Canada and the US. Stabilization of net income year-to-date was primarily obtained through the Trust's expansion into the US market, providing overall stability to annualized funds flow and net earnings through its growth into a market which is uninterrupted by the seasonal conditions that are present in the Canadian operations. Quarterly growth in net income continues to reflect the expansion of Trinidad's operations both nationally and internationally through both acquisitions and its current rig construction program and despite lower utilization levels quarter-over-quarter, higher day rates in the Canadian market continue to add strength to the continuing operations of the Trust. Throughout the period the Trust's ongoing focus on delivering superior performance to its customers has allowed us to exceed the industry utilization levels and strong execution on market opportunities continues to expand the Trust's overall operations to ensure greater future stability of net income and funds flow.

Funds flow from operations before change in non-cash working capital for the third quarter increased from $24.1 million ($0.37 per unit (diluted)) in 2005 to $49.0 million ($0.57 per unit (diluted)) in 2006. Year-to-date funds flow also increased 171.7% to $142.2 million as a result of the Trust following an investment strategy designed to ensure accretive growth for unitholders, including the expansion into the US market as well as diversification of the Trust's asset base.

LIQUIDITY AND CAPITAL RESOURCES *(thousands – Unaudited)*	**September 30, 2006**	December 31, 2005
Working capital	**102,150**	45,289
Current portion of long term debt	**3,250**	9,494
Long term debt	**334,184**	95,956
Total debt	**337,434**	105,450
Total debt as a percentage of assets	**29.3%**	12.7%
Net debt (1)	**232,034**	50,667
Net debt as a percentage of assets (1)	**20.1%**	6.1%
Total assets	**1,152,296**	833,316
Total long term liabilities	**383,603**	125,344
Total long term liabilities as a percentage of assets	**33.3%**	15.0%
Unitholders' equity	**682,131**	641,430
Total debt to unitholders' equity	**49.5%**	16.4%
Net debt to unitholders' equity (1)	**34.0%**	7.9%

(1) Readers are cautioned that Net debt does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute Net debt on a consistent basis for each reporting period. Net debt refers to the Trust's working capital position less long tem debt and is indicative of the Trust's overall indebtedness.

Effective April 18, 2006, the Trust closed a new syndicated loan agreement in both Canada and the United States that increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver, a $100.0 million Canadian five-year term facility and a $125.0 million US five-year term facility, representing a total debt facility of approximately $490.0 million. On closing, the Trust drew down on both the $125.0 million US term facility and $175.0 million of the Canadian term and revolving facilities. The debt drawn on the new agreement was used to repay amounts previously drawn under the prior debt facility and the remainder was retained for the execution of the rig construction program. As a result of this draw down on the new debt facility and the further execution of our rig construction program total long term debt has increased $232.0 million from the prior year of which approximately $54.0 million was drawn in the third quarter of 2006. These advances, along

with funds flow from operations, have been used to fund capital additions of $84.1 million throughout the quarter and $246.6 million year-to-date. Despite the increases in long term debt the Trust maintained conservative debt levels as a percentage of assets of 29.3% at the end of the third quarter. Total cash available under the debt facilities of approximately $161.0 million, cash on hand and funds flow from operations will be utilized to complete the remaining obligations under the current rig construction program. The excess cash drawn on the debt facilities, along with increases in accounts receivable for the quarter due to the expansion of the Trust's activities has increased overall working capital by $56.9 million.

In 2005 and early 2006, Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned based on drilling days over the term of the contract. Total capital costs of construction are expected to be $393.8 million, of which approximately $277.1 million has been paid as at September 30, 2006. The rig construction program continues to be a major focus of the Trust which resulted in an additional five rigs being completed in the third quarter, resulting in 14 of the rigs being completed to date. The acquisition of Mastco at the end of the first quarter positioned Trinidad favorably to execute on its rig construction program and increases Trinidad's influence over the ability to make delivery schedules. Advances on the debt facility to execute on this construction program have increased net debt to $232.0 million as advances on the debt facility are being invested into long term assets.

Effective September 14, 2006, Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a normal course issuer bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the three and nine months ended September 30, 2006 the Trust repurchased 19,100 units at a cost of $0.3 million of which 15,100 units were cancelled in the quarter. Purchases under the NCIB are at the discretion of management and will be made with internal funds flow generated throughout the year.

Unitholders' equity increased by $5.6 million over the prior quarter as a result of earnings, net of distributions paid, of $2.9 million and options exercised during the period. Year-to-date unitholders' equity increased as a result of $24.7 million of trust units that were issued to the former shareholders of Mastco and net earnings, net of distributions paid, of $15.5 million.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	**September 30, 2006**	December 31, 2005
Unitholders' capital	**669,729**	621,972
Exchangeable shares	**5,777**	19,602

Unitholders' capital increased from year-end by $47.8 million, with the issuance of an additional 4.1 million trust units. This increase resulted from the conversion of 347,100 Initial Series exchangeable shares ($2.7 million) to 403,332 trust units, 1,048,817 Series C exchangeable shares ($11.1 million) to 1,102,298 trust units and the conversion of 1,112,924 options and rights ($8.1 million) into trust units. Furthermore, the expansion of the Trust's operations through the acquisition of Mastco also increased Unitholders' capital through the issuance of 1.5 million trust units ($24.7 million). This acquisition has improved the Trust's operational flexibility by enhancing its ability to deliver on its current rig construction program, complete future rig recertifications and execute on ongoing maintenance programs. Under the Trust's normal course issuer bid program, the Trust purchased and cancelled 15,100 units at a cost of $0.1 million for the period ended September 30, 2006. The excess of the purchase price over the carrying amount of the units purchased is recorded as reduction of accumulated earnings. Unitholders' capital on November 1, 2006 was $669.7 million (82,996,827 units).

DISTRIBUTIONS *(thousands except unit and per unit data – Unaudited)*	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006		2005	
Cash flow from operating activities	**2,366**	1,302	**119,894**		35,743	
Net change in non-cash operating working capital	**46,607**	22,839	**22,330**		16,595	
Funds flow before change in non-cash working capital	**48,973**	24,141	**142,224**	**100%**	52,338	100%
Distributions paid & declared	**(28,640)**	(14,327)	**(76,846)**	**54%**	(34,689)	66%
Funds retained for growth, debt reduction & future distribution	**20,333**	9,814	**65,378**	**46%**	17,649	34%
Funds flow before change in non-cash working capital per unit (basic (1))	**0.59**	0.38	**1.72**		0.93	
Distributions paid & declared per unit	**(0.34)**	(0.22)	**(0.93)**		(0.62)	
Funds retained per unit	**0.25**	0.16	**0.79**		0.31	
Quarter ending annualized distribution per unit	**1.38**	1.02	**1.38**		1.02	

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the three months ended September 30, 2006 Trinidad distributed $28.6 million dollars, an increase of $14.3 million or 100.0%, from the comparative quarter in the prior year. Year-to-date distributions have also increased 121.5% to $76.8 million from $34.7 million as a result of increasing annualized distributions. The Trust's focused strategy of identifying accretive acquisitions while sustaining the distributable funds flow from its current operations continues to provide opportunities for increased distributions to unitholders. This strategy has allowed the Trust to increase its annualized distribution levels twice throughout 2006 from $1.02 per unit at the beginning of the year to $1.38 per unit as at September 30, 2006. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to seasonally wet conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $3.5 million for the nine months ended September 30, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of 0.3 million in depreciation expense for its well servicing rigs for the nine months ended September 30, 2006.

The acquisition of Mastco in the second quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of 5 to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

ACCOUNTING POLICIES

Foreign currency translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Derivative financial instruments

The Trust has entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the

derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

PROPOSED FEDERAL TAX LEGISLATION CHANGES

On October 31, 2006, the Minister of Finance announced its proposal under the "Tax Fairness Plan" for Canadians to apply a distribution tax on distributions from publicly trade income trusts. Specifically, this proposal will tax Income Trusts on a basis similar to corporations, where distributions made from the Trust to unitholders will be taxed at the Trust level. Under the proposed plan, income distributions will first be taxed at the Trust level at a special rate estimated to be 31.5%, and for taxable Canadian residents distributions will be treated as dividends from a Canadian corporation and will be eligible for the dividend tax credit. The government is proposing a four-year transition period for existing Trusts and as such Trinidad will not be subject to the proposed measures until their 2011 taxation year. It is not known at this time if or when the proposal will be enacted by Parliament.

Following the Minister's announcement, the market's reaction was immediate and significant, with a wide spread sell off of trust units throughout the entire sector resulting in billions of dollars of losses in unitholder value. Income trusts comprise a significant portion of the public issuers in Canada and the trust sector provides an important income stream for individuals.

We encourage our Unitholders to read the full transcript of the government's plan at www.fin.gc.ca/news06/06-061e.html and consult their personal financial and tax advisors regarding the potential tax consequences. Unitholders may also express their views directly to the Minister of Finance, whose contact information is available at www.fin.gc.ca/admin/contract-e.html.

OUTLOOK

Trinidad is favorably positioned to address the recent adjustment in customer drilling programs, as the primary decline has been focused on shallow gas drilling. Approximately 80% of Trinidad's drilling rigs, including the current rig construction program, are tailored to the medium and deeper drilling market with depths in excess of 1,950 meters. The focus on longer term contracts at fixed day rates and utilization levels has stabilized operational performance throughout the period. The current fleet will allow the Trust to effectively capitalize on the busier fourth quarter and continue to achieve strong utilization levels. The US market has delivered exceptional results for 2006 and this is expected to remain stable as the US drilling industry is not affected by seasonal conditions and has been less impacted by the recent fluctuation in commodity prices. The US operations will continue to add stability to the Trust's overall funds flow allowing the company to optimize unitholders' return. With the acquisition of Mastco, Trinidad has diversified its operations by integrating its current rig fleet with the expertise of a company that designs, manufactures, sells and refurbishes drilling rigs and related equipment. This provides Trinidad with increased flexibility over the current rig construction program and enhances the overall ability of the Trust to control the development of new rig designs and investment in technology.

The Trust's well servicing, preset and coring, and manufacturing divisions have diversified Trinidad's operations reducing its overall susceptibility and adding to stable cash flows. We are focused on continuing to add to our distribution capabilities by accretively growing our business and continuing to be the market leader. All future capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 18 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.



"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403-265-6525 Fax: 403-265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

CONSOLIDATED BALANCE SHEETS
(thousands - Unaudited)

	September 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	32,694	11,749
Accounts receivable	149,789	96,764
Prepaid expenses	6,229	2,092
Future income taxes	-	1,226
	188,712	111,831
Deposit on capital assets	93,621	73,859
Capital assets	759,284	567,387
Goodwill	105,332	79,429
Other long term assets	5,347	810
	1,152,296	833,316
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	62,157	49,275
Accrued trust distributions	9,546	6,707
Current portion of deferred revenue	11,609	1,066
Current portion of long term debt	3,250	9,494
	86,562	66,542
Deferred revenue	6,354	388
Long term debt (note 3)	334,184	95,956
Future income taxes	43,065	29,000
	470,165	191,886
Unitholders' equity		
Unitholders' capital (note 5)	669,729	621,972
Exchangeable shares (note 5)	5,777	19,602
Contributed surplus	9,968	5,949
Cumulative translation adjustment	(12,677)	-
Accumulated trust distributions	(161,355)	(84,509)
Accumulated earnings	170,689	78,416
	682,131	641,430
	1,152,296	833,316

Commitments (note 8)

TRINIDAD

ENERGY SERVICES INCOME TRUST

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(thousands except unit and per unit data – Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Revenue	**150,625**	75,286	**418,109**	181,876
Expenses				
Operating	**83,747**	43,487	**223,564**	107,874
General and administrative	**11,607**	6,993	**37,835**	17,257
Foreign exchange (gain) loss	**(45)**	(261)	**1,045**	(261)
Unit based compensation	**740**	494	**5,323**	2,733
Depreciation and amortization	**11,944**	8,064	**34,785**	18,913
Interest	**6,388**	650	**13,740**	4,029
	114,381	59,427	**316,292**	150,545
Earnings before income taxes	**36,244**	15,859	**101,817**	31,331
Income taxes				
Current tax expense (recovery)	**36**	276	**(389)**	638
Future tax expense	**4,635**	1,742	**9,837**	2,723
	4,671	2,018	**9,448**	3,361
Net earnings	**31,573**	13,841	**92,369**	27,970
Charges for normal course issuer bid	**(96)**	-	**(96)**	-
Accumulated earnings – beginning of period	**139,212**	45,118	**78,416**	30,989
Accumulated earnings – end of period	**170,689**	58,959	**170,689**	58,959
Earnings per unit				
Basic	**0.38**	0.22	**1.11**	0.50
Diluted	**0.37**	0.21	**1.09**	0.49
Weighted average number of trust units				
Basic	**83,705,299**	63,720,766	**82,851,643**	56,262,234
Diluted	**85,316,897**	65,642,022	**84,651,979**	57,490,052

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands – Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Cash provided by (used in)				
Operating activities				
Net earnings for the period	31,573	13,841	92,369	27,970
Items not affecting cash				
Depreciation and amortization	11,944	8,064	34,785	18,913
Unit based compensation	740	494	5,323	2,733
Future income taxes	4,635	1,742	9,837	2,722
Unrealized foreign exchange loss (gain)	(4)	-	7	-
Other	85	-	(97)	-
Funds flow from operations before change in non-cash working capital	48,973	24,141	142,224	52,338
Net change in non-cash operating working capital	(46,607)	(22,839)	(22,330)	(16,595)
	2,366	1,302	119,894	35,743
Investing activities				
Increase in deposits on capital assets	5,122	(31,260)	(22,891)	(73,492)
Acquisition of Titan Surface Casing Ltd.	-	-	-	(11,300)
Acquisition of Mastco Derrick Services Ltd. (note 4)	-	-	(38,240)	-
Purchase of capital assets	(89,203)	(21,078)	(223,731)	(39,734)
Proceeds from dispositions	5,592	52	6,598	279
Change in non-cash working capital item – accounts payable and accrued liabilities	7,317	(164)	6,024	8,106
Change in non-cash working capital item – Mastco purchase price adjustment (note 4)	13,523	-	13,523	-
	(57,649)	(52,450)	(258,717)	(116,141)
Financing activities				
Decrease in bank overdraft	-	-	-	(1,988)
Decrease in line of credit	-	-	-	(8,000)
Increase in long term debt – net	53,318	55,623	231,984	3,012
Net proceeds from unit issues (note 5)	1,891	336	8,088	120,292
Purchased units (note 5)	(276)	-	(276)	-
Trust unit distribution	(28,640)	(14,327)	(76,846)	(34,689)
Debt financing costs (note 3)	(111)	-	(5,204)	-
Change in non-cash working capital item – accrued distributions	22	700	2,839	2,454
	26,204	42,332	160,585	81,081
Cash flow from operating, investing and financing activities	(29,079)	(8,816)	21,762	683
Effect of translation on foreign currency cash	(97)	-	(817)	-
Increase in cash for the period	(29,176)	(8,816)	20,945	683
Cash - beginning of period	61,870	9,499	11,749	-
Cash - end of period	32,694	683	32,694	683
Interest paid	5,427	639	11,338	4,054
Taxes paid	46	216	1,195	649

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES AND ESTIMATES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2005, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2005.

Foreign currency translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Capital assets

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $3.5 million for the nine months ended September 30, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years straight-line basis (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.3 million in depreciation expense for its well servicing rigs for the nine months ended September 30, 2006.

The acquisition of Mastco Derrick Services Ltd. at the end of the first quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of 5 to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

Derivative financial instruments

The Trust entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

2. SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to seasonally wet conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

3. LONG TERM DEBT

Effective April 18, 2006, the Trust closed a new syndicated loan facility to increase the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver and a $100 million Canadian five-year term facility. The Canadian revolving facility requires monthly interest payments and is renewable annually subject to the mutual consent of the lenders and the Trust. To the extent that the facility is not renewed the drawn down principal would be due 364 days later. The Canadian term loan requires monthly interest payments based on a spread over the one, two or three month BA rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

Additionally, a US subsidiary of the Trust closed a $125.0 million US dollar five-year term facility to fund the current US operations. This facility requires monthly interest payments based on a spread over the one, two or three month LIBOR rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

These facilities represent a combined Canadian dollar equivalent debt capacity of approximately $490.0 million and were structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. The members of the syndicate group include major Canadian, United States and International financial institutions. This debt is secured by a general guarantee over the assets of the Trust.

4. ACQUISITION

Mastco Derrick Services Ltd.

Effective March 16, 2006, the Trust amalgamated one of its wholly owned subsidiaries with Mastco Derrick Services Ltd. ("Mastco") for consideration of $62.4 million less outstanding debts adjusted for net working capital. Mastco's purchase price is subject to a working capital adjustment which has not been finalized to date. The acquisition was funded through internal funds flow of $24.7 million and the issuance of 1,494,557 trust units with a deemed value of $24.7 million.

The consideration paid for this acquisition has been preliminarily allocated under the purchase method as follows:

(thousands except unit data)	2006
Purchase price allocated as follows:	
Working capital, net	10,062
Other assets	329
Goodwill	27,465
Capital assets	17,148
Future income taxes	(5,567)
	49,437

Financed as follows:	
Trust units	24,720
Cash, net of working capital adjustment	24,717
	49,437

5. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Unitholders' Capital Issued and Outstanding *(thousands except unit data)*	**September 30, 2006**		December 31, 2005	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**78,909,976**	**621,972**	45,898,116	222,815
Trust units issued – for cash, net of issue costs	**-**	**-**	24,590,144	308,522
Trust units issued on acquisitions	**1,494,557**	**24,720**	3,782,746	56,363
Trust units issued on conversion of exchangeable shares	**1,505,630**	**13,825**	4,158,022	31,986
Trust units issued on exercise of options and rights	**1,112,926**	**8,088**	480,948	1,977
Trust units repurchased under normal course issuer bid	**(19,100)**	**(122)**	-	-
Trust units repurchased and not cancelled	**4,000**	**(59)**	-	-
Contributed surplus transferred on exercised options and rights	**-**	**1,305**	-	309
Unitholders' capital – ending balance	**83,007,989**	**669,729**	78,909,976	621,972

Effective September 14, 2006 Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a normal course issuer bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the three and nine months ended September 30, 2006 the Trust purchased 19,100 units at a cost of $0.3 million of which 15,100 units were cancelled in the quarter. The excess of the purchase price over the carrying amount of the units purchased and cancelled is recorded as a reduction of accumulated earnings.

A subsidiary of the Trust has issued the following exchangeable shares:

Exchangeable Shares *(thousands except unit data)*	**September 30, 2006**		December 31, 2005	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**2,007,883**	**19,602**	3,948,718	30,800
Exchangeable shares issued, Series C – Titan purchase	**-**	**-**	1,961,132	20,788
Exchangeable shares exchanged, Initial Series	**(347,100)**	**(2,707)**	(1,707,162)	(13,316)
Exchangeable shares exchanged, Series B	**-**	**-**	(1,641,026)	(12,800)
Exchangeable shares exchanged, Series C	**(1,048,817)**	**(11,118)**	(553,779)	(5,870)
Exchangeable shares – ending balance	**611,966**	**5,777**	2,007,883	19,602

The exchange ratio for the initial series exchangeable shares is 1.20834 and the trust units issuable upon conversion are 306,229. All Series B exchangeable shares were converted in the prior year. The exchange ratio for the Series C exchangeable shares is 1.10386 and the trust units issuable upon conversion are 395,773.

6. UNIT OPTION AND RIGHTS PLAN

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Unit Option Plan:

	September 30, 2006		December 31, 2005	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of period	**19,850**	**2.25**	107,729	1.97
Granted during the period	**-**	**-**	-	-
Exercised during the period	**(19,850)**	**2.25**	(87,879)	1.91
Returned during the period	**-**	**-**	-	-
Outstanding – end of period	**-**	**-**	19,850	2.25

Trust unit rights incentive plan

On May 2, 2003 the Trust established the Trust unit rights incentive plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Trust unit rights incentive plan:

	September 30, 2006		December 31, 2005	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of period	**5,746,326**	**9.64**	3,928,738	7.62
Granted during the period	**2,317,527**	**16.83**	2,257,724	12.22
Exercised during the period	**(1,093,074)**	**7.36**	(393,069)	4.60
Returned during the period	**(196,176)**	**12.84**	(47,067)	6.34
Outstanding – end of period	**6,774,603**	**12.38**	5,746,326	9.64

7. FINANCIAL INSTRUMENTS

Effective July 1, 2006, Trinidad entered into two interest rate swap agreements to hedge the floating interest rates on fifty percent of the outstanding balances of the Canadian and US term debt facilities. These interest rate swaps mature concurrently with the long term debt facility on May 1, 2011 allowing the Trust to mitigate its risk of interest rate fluctuations over the term of the debt agreement.

Fifty percent of the outstanding balance of the Canadian term facility swapped interest based on a spread over the one month BA for a fixed interest rate of 5.362%. Simultaneously the Trust hedged fifty percent of the US term facility swapping interest based on a spread over the one, two or three month LIBOR for fixed interest of 6.108%.

The effectiveness of the interest rate swaps were evaluated at the inception of the hedge and found to be effective. As such the Trust will be applying hedge accounting. For the period ended September 30, 2006, a loss of $0.2 million was recorded in interest expense.

8. COMMITMENTS

In 2005 and early 2006, Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned based on drilling days over the term of the contract. Total capital costs of construction are expected to be $393.8 million, of which approximately $277.1 million has been paid as at September 30, 2006. Four of these rigs were completed and deployed in 2005 and an additional ten throughout 2006, including five rigs which were completed in the third quarter.

9. SEGMENTED INFORMATION

The acquisition of Cheyenne Drilling, which closed December 20, 2005, and the current rig construction program have diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma regions. This acquisition added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complementing the current drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market has resulted in management evaluating the Trust's performance on a geographically segmented basis.

	Three months ended September 30, 2006			Nine months ended September 30, 2006		
(thousands)	Canada	United States	Total	Canada	United States	Total
Revenue	105,152	45,473	**150,625**	302,772	115,337	**418,109**
Gross margin	41,670	25,208	**66,878**	129,423	65,122	**194,545**
Net earnings	22,367	9,206	**31,573**	67,268	25,101	**92,369**
Depreciation and amortization	6,147	5,797	**11,944**	20,622	14,163	**34,785**
Unit based compensation	740	-	**740**	5,323	-	**5,323**
Future income tax expense	80	4,555	**4,635**	(3,154)	12,991	**9,837**
Unrealized foreign exchange (gain) loss	(4)	-	**(4)**	7	-	**7**
Other	-	85	**85**	-	(97)	**(97)**
Funds flow before change in non-cash working capital	29,330	19,643	**48,973**	90,066	52,158	**142,224**
Capital expenditures (including acquisitions and deposits)	32,054	38,070	**70,124**	169,023	126,602	**295,625**
Total assets	688,122	464,174	**1,152,296**	688,122	464,174	**1,152,296**
Goodwill	64,580	40,752	**105,332**	64,580	40,752	**105,332**

The Trust's operations were focused in Canada during the comparable quarter in 2005; hence, comparative figures are not shown above.

10. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

Third Quarter Report 2006

FOR THE PERIOD ENDED SEPTEMBER 30, 2006



Q3



TRINIDAD ENERGY SERVICES INCOME TRUST

management's discussion & analysis



The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and nine months ended September 30, 2006 and its outlook based on information available as at November 1, 2006. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2005 and the September 30, 2006 unaudited consolidated financial statements. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

	Three months ended September 30,		Nine months ended September 30,	
(thousands except unit and per unit data – Unaudited)	2006	2005	2006	2005
FINANCIAL HIGHLIGHTS				
Revenue	**150,625**	75,286	**418,109**	181,876
Gross margin [1]	**66,878**	31,799	**194,545**	74,002
EBITDA [1]	**54,576**	24,573	**150,342**	54,273
Per unit (diluted)	**0.64**	0.37	**1.78**	0.94
EBITDA before unit based compensation [1]	**55,316**	25,067	**155,665**	57,006
Per unit (diluted)	**0.65**	0.38	**1.84**	0.99
Funds flow before change in non-cash working capital [1]	**48,973**	24,141	**142,224**	52,338
Per unit (diluted)	**0.57**	0.37	**1.68**	0.91
Distributions paid and declared	**28,640**	14,327	**76,846**	34,689
Distributions paid and declared per unit (basic)	**0.34**	0.22	**0.93**	0.62
Payout ratio [2]	**-**	-	**54%**	66%
Net earnings	**31,573**	13,841	**92,369**	27,970
Per unit (basic)	**0.38**	0.22	**1.11**	0.50
Per unit (diluted)	**0.37**	0.21	**1.09**	0.49
Net earnings before unit based compensation	**32,313**	14,335	**97,692**	30,704
Per unit (diluted)	**0.38**	0.22	**1.15**	0.53
Units outstanding – basic (weighted average) [3]	**83,705,299**	63,720,766	**82,851,643**	56,262,234
Units outstanding – diluted (weighted average) [3]	**85,316,897**	65,642,022	**84,651,979**	57,490,052

(1) Readers are cautioned that Gross Margin, EBITDA and Funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute Gross Margin, EBITDA and Funds flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes and depreciation and amortization and Funds flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders. Funds flow before change in non-cash working capital has replaced the term Cash flow before change in non-cash working capital as shown in previous filings.

(2) Payout ratio is calculated as distributions paid and declared divided by funds flow before changes in non-cash working capital and is only provided on a year-to-date basis.

(3) Basic and diluted units outstanding include trust units to be issued upon conversion of exchangeable shares.

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
OPERATING HIGHLIGHTS				
Operating days – drilling				
Canada	**3,358**	3,487	**9,368**	8,503
United States	**1,891**	37	**4,941**	37
Rate per drilling day (CDN $)				
Canada	**23,083**	19,196	**23,469**	19,674
United States	**24,042**	20,122	**23,341**	20,122
Utilization rate – drilling				
Canada	**64%**	73%	**62%**	60%
United States	**85%**	100%	**84%**	100%
CAODC industry average	**57%**	63%	**58%**	56%
Number of drilling rigs				
Canada	**59**	52	**59**	52
United States	**26**	1	**26**	1
Utilization rate for service rigs	**68%**	61%	**61%**	55%
Number of service rigs	**18**	16	**18**	16
Number of coring and surface casing rigs	**17**	18	**17**	18

REVENUE
($ millions)


75.3
106.4
162.9
104.5
150.6
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006

OVERVIEW

The third quarter of 2006 saw activity levels slow as a result of both wet weather conditions in Canada and overall declines in commodity prices. The declines in pricing were in response to increased storage levels for gas and resulted in many oil and gas companies reducing drilling programs, particularly focusing on reductions in the shallower gas market throughout the period. Trinidad was able to lessen the impact of these declines through the asset and geographic diversification strategy that has been implemented over the last two years. The Trust's asset base is primarily focused on the deeper drilling market which was less impacted throughout the quarter and expansion into the well servicing, preset and coring, and manufacturing segments has diversified Trinidad's operations reducing its overall susceptibility to these factors. In addition, the focus on long term contracts which contain fixed day rates and utilization levels for its drilling fleet will help stabilize operational performance throughout the period. Declines in Trinidad's utilization levels in the Canadian operations quarter-over-quarter are more indicative of drilling programs being delayed as a result of weather conditions than overall market softening and on a year-to-date basis utilization levels continue to exceed the prior year.

GROSS MARGIN
($ millions)


31.8
46.4
84.7
43.0
66.9
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Long term contracts and the acquisition of Cheyenne Drilling have created a stable drilling base in the US, allowing the Trust to maintain strong utilization levels throughout the period and year-to-date in the US marketplace. The overall diversification into the US market has reduced Trinidad's overall susceptibility to the seasonal factors which are present in Canada. Furthermore, as additional rigs have been released in the US marketplace Trinidad has been able to increase revenue and funds flow throughout the period.

The acquisition of Mastco Derrick Services Ltd ("Mastco") at the end of the first quarter has diversified the Trust's operations and has allowed Trinidad to focus on the completion of the rig construction program as well as complete repairs, maintenance and recertifications required in the period. Construction continued on the Trust's commitment to build 29 new drilling rigs of which five rigs were completed under the build program and an additional rig was refurbished in the US and put into operation increasing the overall rig count to 85 at September 30, 2006 from 71 at December 31, 2005. Progress on the rig construction program continues to be a major focus of the Trust and integration of Mastco into the Trust's operations has allowed Trinidad to achieve cost savings throughout the period.

(millions except per unit data – Unaudited)	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3
FINANCIAL HIGHLIGHTS									
Revenue	**150.6**	**104.5**	**162.9**	106.4	75.3	32.5	74.1	58.8	30.4
Gross margin [1]	**66.9**	**43.0**	**84.7**	46.4	31.8	7.8	34.5	26.8	11.9
Net earnings (loss)	**31.6**	**20.8**	**40.0**	19.4	13.8	(1.8)	16.0	15.1	1.4
Depreciation and amortization	**12.0**	**9.7**	**13.1**	9.5	8.1	3.4	7.5	6.0	3.3
Unit based compensation	**0.7**	**0.8**	**3.8**	0.6	0.5	2.0	0.1	(4.8)	2.7
Future income tax expense (recovery)	**4.6**	**(8.7)**	**13.9**	5.5	1.7	(4.0)	5.0	3.5	(0.1)
Unrealized foreign exchange loss (gain)	**-**	**0.2**	**(0.2)**	-	-	-	-	-	-
Other	**0.1**	**(0.3)**	**0.1**	-	-	-	-	-	-
Funds flow before change in non-cash working capital [1]	**49.0**	**22.5**	**70.7**	35.0	24.1	(0.4)	28.6	19.8	7.3
Earnings (loss) per unit (diluted)	**0.38**	**0.24**	**0.48**	0.29	0.21	(0.03)	0.31	0.33	0.04
Funds flow before change in non-cash working capital per unit (diluted) [1]	**0.57**	**0.26**	**0.84**	0.51	0.37	(0.01)	0.56	0.43	0.19
OPERATING HIGHLIGHTS									
Operating days – drilling									
Canada	**3,358**	**1,826**	**4,184**	3,795	3,487	1,472	3,544	3,011	1,898
United States	**1,891**	**1,603**	**1,447**	235	37	-	-	-	-
Rate per drilling day (CDN $)									
Canada	**23,083**	**23,927**	**23,579**	23,280	19,196	19,448	20,121	18,942	15,331
United States	**24,042**	**24,089**	**21,596**	19,245	20,122	-	-	-	-
Utilization Rate – drilling									
Canada	**64%**	**36%**	**86%**	78%	73%	31%	76%	76%	61%
United States	**85%**	**82%**	**85%**	83%	100%	-	-	-	-
CAODC industry average	**57%**	**34%**	**81%**	71%	63%	32%	71%	62%	46%
Number of drilling rigs									
Canada	**59**	**57**	**56**	54	52	52	52	51	35
United States	**26**	**22**	**21**	17	1	-	-	-	-
Utilization for service rigs	**68%**	**31%**	**85%**	67%	61%	41%	69%	61%	47%
Number of service rigs	**18**	**17**	**17**	16	16	9	9	8	8
Number of coring and surface casing rigs	**17**	**17**	**17**	17	18	18	-	-	-

(1) Readers are cautioned that Gross margin and Funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP; however, the Trust does compute Gross margin and Funds flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period. Funds flow before change in non-cash working capital has replaced the term Cash flow before change in non-cash working capital as shown in previous filings.

☐ RESULTS FROM OPERATIONS

The third quarter of 2006 saw reductions in activity levels throughout the drilling industry as a result of the overall softening in the oil and gas market. Spot prices declined throughout the period as a result of concerns over high storage levels in North America causing many oil and gas producers to reduce drilling programs, primarily in the shallow gas market. These reductions caused an overall decline of approximately 10% in the Canadian industry utilization levels from 63% in 2005 to 57% in 2006. Trinidad's overall strategy to diversify its operations to include rigs of deeper depths as well as its expansion into the US market has continued throughout 2006 to add stability to overall funds flow levels. Furthermore, longer term contracts have enabled the Trust to maintain utilization levels in Canada of 64% during this interim instability in the market place, exceeding industry utilization levels by 12.2%, and maintaining utilization levels in the US of 85% throughout the third quarter and 84% year-to-date.

Higher gas prices and cooler weather in the third quarter of 2005 resulted in many oil and gas companies executing on their drilling programs earlier than in previous years. In 2006 the drilling industry returned to levels more consistent with the usual seasonal patterns where many oil and gas companies delayed their drilling commitments until later in the year when cooler weather prevails. Despite the lower utilization levels quarter-over-quarter revenue from the Trust's Canadian drilling activities increased as a result of increasing day rates and the deployment of additional rigs through the current rig construction program. The acquisition of Summit Energy Services in the third quarter of 2005 continues to provide additional depth to the well servicing division increasing both revenue and utilization in comparison with the prior quarter. In addition, the surface casing and coring division's involvement in the oil sands projects generated more revenue at higher margins year-to-date, despite lower activity levels in the third quarter of 2006. These overall factors contributed to increased revenues of 39.7% in Canada from the comparative quarter in 2005 and 66.5% year-to-date from $181.9 million to $302.8 million. Diversification of Trinidad's overall asset base to include its US operations continues to add stability to overall revenue and funds flow both on a quarterly and year-to-date basis. The Trust's strategy to diversify its operations to include the US market and the acquisition of Cheyenne Drilling resulted in revenue of $45.5 million for the quarter and $115.3 million year-to-date.

NET EARNINGS
($ millions)



13.8
19.4
40.0
20.8
31.6
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Consolidated gross margin increased by $35.1 million quarter-over-quarter, from $31.8 million in 2005 to $66.9 million in 2006 and consolidated gross margin percentages also increased from 42.2% to 44.4%. On a year-to-date basis growth in gross margins of 162.9% to $194.5 million and increases in gross margin percentages from 40.7% to 46.5% are a result of changes in the composition of the Trust's operations to include the US marketplace which has obtained higher margins and is uninterrupted by the seasonality factors present in Canada. Gross margins in the Canadian operations increased to 42.7% year-to-date as a result of increased depths of it drilling rigs and increased day rates across the industry. Quarterly gross margins decreased slightly from 42.2% to 39.6%. The acquisition of Mastco, a rig manufacturer, contributed to the overall reduction in margins as this industry typically obtains margins that are lower than the drilling industry, reducing overall margins for the Canadian operations. Higher margins obtained by the US division of 55.4% for the quarter and 56.5% year-to-date increased the Trust's overall gross margin on a consolidated basis.

OPERATING AND GENERAL AND ADMINISTRATIVE EXPENSE

Operating costs increased to $83.7 million in the third quarter of 2006 from $43.5 million in 2005, an increase of 92.4% and on a year-to-date basis increased $115.7 million from $107.9 million to $223.6 million. The increase in Trinidad's operating costs is directly related to the increase in revenue obtained through the diversification and expansion of the Trust's operations.

FUNDS FLOW FROM OPERATIONS
($ millions)



24.1
35.0
70.7
22.5
49.0
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006

General and administrative expenses have increased to $11.6 million from $7.0 million in the same quarter of the prior year, and from $17.3 million in 2005 to $37.8 million year-to-date as a result of the Trust's growth over the past year. Increases in the general and the administrative expenses have resulted from Trinidad's growth and expansion into the US marketplace and the diversification of its Canadian operations. However, despite these overall increases the Trust continues to be focused on maintaining conservative expenditure levels to ensure accretive growth for unitholders by creating internal efficiencies, centralizing certain required functions and integrating its management team. This focus has enabled overall reductions in general and administrative expenses as a percentage of revenue by 1.7% from 9.3% in the third quarter of 2005 to 7.7% in 2006 and year-to-date from 9.5% in 2005 to 9.0% in 2006.

FOREIGN EXCHANGE (GAIN) LOSS

In the third quarter of 2005, the commencement of operations through the release of the first newly constructed drilling rig in the United States resulted in a revaluation of the US operations into Canadian currency for the purposes of financial reporting. The acquisition of Cheyenne Drilling and continued deployment of drilling rigs in the United States has reduced the US reliance on the Canadian operations, which has resulted in the US operations being considered a self sustaining operation effective January 1, 2006. Therefore, upon consolidation of the US operations, gains and losses due to fluctuations in the foreign currency exchange rates are deferred on the balance sheet as a component of equity; however, gains and losses in the Canadian entity on US denominated balances continue to be recognized in the income statement. For the third quarter 2006 the Trust recognized a

gain of $0.1 million and a year-to-date loss of $1.0 million in comparison with a quarterly and year-to-date gain of $0.3 million which was predominantly attributable to fluctuations in the Canadian and US currency rates. The Trust has mitigated its overall exposure to currency fluctuations through the increased financial independence of the US operations as a result of the US debt facility which was closed in April 2006 and utilizing funds flows generated from the US market to fund the ongoing operations.

☐ UNIT BASED COMPENSATION

Unit based compensation increased from $0.5 million in the third quarter of 2005 to $0.7 million in 2006 and increased on a year-to-date basis from $2.7 million to $5.3 million. Year-to-date unit based compensation has increased as a result of the continuing growth of the Trust and variances quarter-over-quarter are attributable to the timing of when options that have been granted vest.

☐ DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased 46.9% from $8.1 million in the third quarter of 2005 to $11.9 million in 2006 and on a year-to-date basis increased from $18.9 million to $34.8 million, an increase of 84.1%. Depreciation rates on a per drilling day basis have remained consistent on a quarter-over-quarter basis as a result of a one time gain of $2.0 million recognized in the quarter which decreased overall depreciation expense and year-to-date have increased $216 per drilling day to $2,431. Changes in the composition of Trinidad's asset base through acquisitions and the current rig construction program have resulted in Trinidad adding drilling rigs with increased drilling depth, increasing the capital cost of Trinidad's asset base and the per day depreciation rate. This increase has been slightly offset as a result of management re-assessing the useful lives of the drilling and well servicing rigs and increasing the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value) and its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the actual useful life of the assets.

☐ INTEREST

In the second quarter of 2006 Trinidad closed a new debt agreement increasing the principal available from $250.0 million to a debt facility with total capacity of approximately $490.0 million. This new debt facility encompasses both US and Canadian term and revolving facilities which bear interest at the LIBOR and BA rates, respectively, plus a spread. This change in the structure of the overall debt facilities, together with higher debt levels, impacted the interest expense incurred between 2005 and 2006. Furthermore, upon closure of the new debt agreement, the balance of the US term loan and $175.0 million on the Canadian term and revolving facilities were drawn increasing the overall debt levels of the Trust.

These advances have been used throughout the quarter to fund execution of the Trust's commitment to build an additional 29 drilling rigs in both Canada and the United States increasing long term debt from $105.5 million at the end of 2005 to $337.4 million at the end of the third quarter. The additional borrowings year-over-year increased overall interest expense from $0.7 million in the third quarter of 2005 to $6.4 million in 2006 and from $4.0 million year-to-date in 2005 to $13.7 million for 2006. Overall exposure to long term fluctuations in interest rates have been mitigated through the interest rate swaps entered into at the beginning of the third quarter of which $0.2 million of interest expense relates to the settlement of these instruments. Additionally excess cash throughout the period which was not utilized to fund capital expenditures was invested in short term investments which generated interest income of approximately $1.6 million over the period.

☐ INCOME TAXES

In the second quarter the Canadian government passed the 2006 Federal Budget which enacted several tax reductions for corporations, specifically a reduction in general corporate tax rates from 21.0% to 19.0% phased in from 2008 to 2010, the elimination of the federal large corporation tax effective January 1, 2006 and the elimination of the corporate surtax effective January 1, 2008. Additionally, the Alberta government also substantively enacted a reduction in corporate tax rates from 11.5% to 10.0% effective April 1, 2006. These changes reduced the current income tax expense for the third quarter by $0.2 million from the third quarter of 2005 and on a year-to-date basis from $0.6 million in 2005 to a recovery of $0.4 million in 2006. Despite increases in the Trust's capital structure, the recovery position in 2006 resulted from the reversal of previously booked federal large corporation tax as well as realization of the tax reductions that were substantively enacted.

Future income tax expenses increased 170.6% from $1.7 million to $4.6 million in the third quarter while year to date future income taxes increased from $2.7 million to $9.8 million, an increase of $7.1 million. Increased future income tax expense has resulted from an increasing capital base and higher depreciation rates for tax purposes which have increased the taxable temporary difference between the accounting value and the tax value on the Trust's capital assets. This increase was offset by lower future income tax rates as a result of the Federal Budget changes.

NET EARNINGS AND FUNDS FLOW

Trinidad increased consolidated net earnings from the prior quarter from $13.8 million to $31.6 million and year-to-date recorded growth of 230% to $92.4 million achieved through the diversification of the Trust's operations in both Canada and the US. Stabilization of net income year-to-date was primarily obtained through the Trust's expansion into the US market, providing overall stability to annualized funds flow and net earnings through its growth into a market which is uninterrupted by the seasonal conditions that are present in the Canadian operations. Quarterly growth in net income continues to reflect the expansion of Trinidad's operations both nationally and internationally through both acquisitions and its current rig construction program and despite lower utilization levels quarter-over-quarter, higher day rates in the Canadian market continue to add strength to the continuing operations of the Trust. Throughout the period the Trust's ongoing focus on delivering superior performance to its customers has allowed us to exceed the industry utilization levels and strong execution on market opportunities continues to expand the Trust's overall operations to ensure greater future stability of net income and funds flow.

Funds flow from operations before change in non-cash working capital for the third quarter increased from $24.1 million ($0.37 per unit (diluted)) in 2005 to $49.0 million ($0.57 per unit (diluted)) in 2006. Year-to-date funds flow also increased 171.7% to $142.2 million as a result of the Trust following an investment strategy designed to ensure accretive growth for unitholders, including the expansion into the US market as well as diversification of the Trust's asset base.

LIQUIDITY AND CAPITAL RESOURCES

(thousands – Unaudited)	September 30, 2006	December 31, 2005
Working capital	**102,150**	45,289
Current portion of long term debt	**3,250**	9,494
Long term debt	**334,184**	95,956
Total debt	**337,434**	105,450
Total debt as a percentage of assets	**29.3%**	12.7%
Net debt [1]	**232,034**	50,667
Net debt as a percentage of assets [1]	**20.1%**	6.1%
Total assets	**1,152,296**	833,316
Total long term liabilities	**383,603**	125,344
Total long term liabilities as a percentage of assets	**33.3%**	15.0%
Unitholders' equity	**682,131**	641,430
Total debt to unitholders' equity	**49.5%**	16.4%
Net debt to unitholders' equity [1]	**34.0%**	7.9%

(1) Readers are cautioned that Net debt does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute Net debt on a consistent basis for each reporting period. Net debt refers to the Trust's working capital position less long tern debt and is indicative of the Trust's overall indebtedness.

Effective April 18, 2006, the Trust closed a new syndicated loan agreement in both Canada and the United States that increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver, a $100.0 million Canadian five-year term facility and a $125.0 million US five-year term facility, representing a total debt facility of approximately $490.0 million. On closing, the Trust drew down on both the $125.0 million US term facility and $175.0 million of the Canadian term and revolving facilities. The debt drawn on the new agreement was used to repay amounts previously drawn under the prior debt facility and the remainder was retained for the execution of the rig construction program. As a result of this draw down on the new debt facility and the further execution of our rig construction program total long term debt has increased $232.0 million from the prior year of which approximately $54.0 million was drawn in the third quarter of 2006. These advances, along with funds flow from operations, have been used to fund capital additions of $84.1 million throughout the quarter and $246.6 million year-to-date. Despite the increases in long term debt the Trust maintained conservative debt levels as a percentage of assets of 29.3% at the end of the third quarter. Total

cash available under the debt facilities of approximately $161.0 million, cash on hand and funds flow from operations will be utilized to complete the remaining obligations under the current rig construction program. The excess cash drawn on the debt facilities, along with increases in accounts receivable for the quarter due to the expansion of the Trust's activities has increased overall working capital by $56.9 million.

In 2005 and early 2006, Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned based on drilling days over the term of the contract. Total capital costs of construction are expected to be $393.8 million, of which approximately $277.1 million has been paid as at September 30, 2006. The rig construction program continues to be a major focus of the Trust which resulted in an additional five rigs being completed in the third quarter, resulting in 14 of the rigs being completed to date. The acquisition of Mastco at the end of the first quarter positioned Trinidad favorably to execute on its rig construction program and increases Trinidad's influence over the ability to make delivery schedules. Advances on the debt facility to execute on this construction program have increased net debt to $232.0 million as advances on the debt facility are being invested into long term assets.

Effective September 14, 2006, Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a normal course issuer bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the three and nine months ended September 30, 2006 the Trust repurchased 19,100 units at a cost of $0.3 million of which 15,100 units were cancelled in the quarter. Purchases under the NCIB are at the discretion of management and will be made with internal funds flow generated throughout the year.

Unitholders' equity increased by $5.6 million over the prior quarter as a result of earnings, net of distributions paid, of $2.9 million and options exercised during the period. Year-to-date unitholders' equity increased as a result of $24.7 million of trust units that were issued to the former shareholders of Mastco and net earnings, net of distributions paid, of $15.5 million.

UNITHOLDERS' CAPITAL

(thousands – Unaudited)	September 30, 2006	December 31, 2005
Unitholders' capital	**669,729**	621,972
Exchangeable shares	**5,777**	19,602



Unitholders' capital increased from year-end by $47.8 million, with the issuance of an additional 4.1 million trust units. This increase resulted from the conversion of 347,100 Initial Series exchangeable shares ($2.7 million) to 403,332 trust units, 1,048,817 Series C exchangeable shares ($11.1 million) to 1,102,298 trust units and the conversion of 1,112,924 options and rights ($8.1 million) into trust units. Furthermore, the expansion of the Trust's operations through the acquisition of Mastco also increased Unitholders' capital through the issuance of 1.5 million trust units ($24.7 million). This acquisition has improved the Trust's operational flexibility by enhancing its ability to deliver on its current rig construction program, complete future rig recertifications and execute on ongoing maintenance programs. Under the Trust's normal course issuer bid program, the Trust purchased and cancelled 15,100 units at a cost of $0.1 million for the period ended September 30, 2006. The excess of the purchase price over the carrying amount of the units purchased is recorded as reduction of accumulated earnings. Unitholders' capital on November 1, 2006 was $669.7 million (82,996,827 units).

DISTRIBUTIONS

	Three months ended September 30,		Nine months ended September 30,			
(thousands except unit and per unit data – Unaudited)	2006	2005	2006		2005	
Cash flow from operating activities	2,366	1,302	119,894		35,743	
Net change in non-cash operating working capital	46,607	22,839	22,330		16,595	
Funds flow before change in non-cash working capital	48,973	24,141	142,224	100%	52,338	100%
Distributions paid & declared	(28,640)	(14,327)	(76,846)	54%	(34,689)	66%
Funds retained for growth, debt reduction & future distribution	20,333	9,814	65,378	46%	17,649	34%
Funds flow before change in non-cash working capital per unit (basic) (1)	0.59	0.38	1.72		0.93	
Distributions paid & declared per unit	(0.34)	(0.22)	(0.93)		(0.62)	
Funds retained per unit	0.25	0.16	0.79		0.31	
Quarter ending annualized distribution per unit	1.38	1.02	1.38		1.02	

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the three months ended September 30, 2006 Trinidad distributed $28.6 million dollars, an increase of $14.3 million or 100.0%, from the comparative quarter in the prior year. Year-to-date distributions have also increased 121.5% to $76.8 million from $34.7 million as a result of increasing annualized distributions. The Trust's focused strategy of identifying accretive acquisitions while sustaining the distributable funds flow from its current operations continues to provide opportunities for increased distributions to unitholders. This strategy has allowed the Trust to increase its annualized distribution levels twice throughout 2006 from $1.02 per unit at the beginning of the year to $1.38 per unit as at September 30, 2006. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to seasonally wet conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

☐ DEPRECIATION

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $3.5 million for the nine months ended September 30, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of 0.3 million in depreciation expense for its well servicing rigs for the nine months ended September 30, 2006.

The acquisition of Mastco in the second quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of 5 to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

☐ UNIT BASED COMPENSATION

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

☐ ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

☐ GOODWILL

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

ACCOUNTING POLICIES

☐ FOREIGN CURRENCY TRANSLATION

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

☐ DERIVATIVE FINANCIAL INSTRUMENTS

The Trust has entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

PROPOSED FEDERAL TAX LEGISLATION CHANGES

On October 31, 2006, the Minister of Finance announced its proposal under the "Tax Fairness Plan" for Canadians to apply a distribution tax on distributions from publicly trade income trusts. Specifically, this proposal will tax Income Trusts on a basis similar to corporations, where distributions made from the Trust to unitholders will be taxed at the Trust level. Under the proposed plan, income distributions will first be taxed at the Trust level at a special rate estimated to be 31.5%, and for taxable Canadian residents distributions will be treated as dividends from a Canadian corporation and will be eligible for the dividend tax credit. The government is proposing a four-year transition period for existing Trusts and as such Trinidad will not be subject to the proposed measures until their 2011 taxation year. It is not known at this time if or when the proposal will be enacted by Parliament.

Following the Minister's announcement, the market's reaction was immediate and significant, with a wide spread sell off of trust units throughout the entire sector resulting in billions of dollars of losses in unitholder value. Income trusts comprise a significant portion of the public issuers in Canada and the trust sector provides an important income stream for individuals.

We encourage our Unitholders to read the full transcript of the government's plan at www.fin.gc.ca/news06/06-061e.html and consult their personal financial and tax advisors regarding the potential tax consequences. Unitholders may also express their views directly to the Minister of Finance, whose contact information is available at www.fin.gc.ca/admin/contract-e.html.

OUTLOOK

Trinidad is favorably positioned to address the recent adjustment in customer drilling programs, as the primary decline has been focused on shallow gas drilling. Approximatley 80% of Trinidad's drilling rigs, including the current rig construction program, are tailored to the medium and deeper drilling market with depths in excess of 1,950 meters. The focus on longer term contracts at fixed day rates and utilization levels has stabilized operational performance throughout the period. The current fleet will allow the Trust to effectively capitalize on the busier fourth quarter and continue to achieve strong utilization levels. The US market has delivered exceptional results for 2006 and this is expected to remain stable as the US drilling industry is not affected by seasonal conditions and has been less impacted by the recent fluctuation in commodity prices. The US operations will continue to add stability to the Trust's overall funds flow allowing the company to optimize unitholders' return. With the acquisition of Mastco, Trinidad has diversified its operations by integrating its current rig fleet with the expertise of a company that designs, manufactures, sells and refurbishes drilling rigs and related equipment. This provides Trinidad with increased flexibility over the current rig construction program and enhances the overall ability of the Trust to control the development of new rig designs and investment in technology.

The Trust's well servicing, preset and coring, and manufacturing divisions have diversified Trinidad's operations reducing its overall susceptibility and adding to stable cash flows. We are focused on continuing to add to our distribution capabilities by accretively growing our business and continuing to be the market leader. All future capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 18 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.





Michael E. Heier,
Chairman of the Board
Chief Executive Officer

Brent J. Conway
Chief Financial Officer



For further information please contact:
Michael Heier, Chairman & Chief Executive Officer or
Brent Conway, Chief Financial Officer at:
Phone: 403-265-6525 Fax: 403-265-4168
E-mail: twood@trinidaddrilling.com

CONSOLIDATED BALANCE SHEETS

(thousands - Unaudited)	September 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	32,694	11,749
Accounts receivable	149,789	96,764
Prepaid expenses	6,229	2,092
Future income taxes	-	1,226
	188,712	111,831
Deposit on capital assets	93,621	73,859
Capital assets	759,284	567,387
Goodwill	105,332	79,429
Other long term assets	5,347	810
	1,152,296	833,316
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	62,157	49,275
Accrued trust distributions	9,546	6,707
Current portion of deferred revenue	11,609	1,066
Current portion of long term debt	3,250	9,494
	86,562	66,542
Deferred revenue	6,354	388
Long term debt (note 3)	334,184	95,956
Future income taxes	43,065	29,000
	470,165	191,886
Unitholders' equity		
Unitholders' capital (note 5)	669,729	621,972
Exchangeable shares (note 5)	5,777	19,602
Contributed surplus	9,968	5,949
Cumulative translation adjustment	(12,677)	-
Accumulated trust distributions	(161,355)	(84,509)
Accumulated earnings	170,689	78,416
	682,131	641,430
	1,152,296	833,316

Commitments (note 8)

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(thousands except unit and per unit data – Unaudited)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Revenue	**150,625**	75,286	**418,109**	181,876
Expenses				
Operating	**83,747**	43,487	**223,564**	107,874
General and administrative	**11,607**	6,993	**37,835**	17,257
Foreign exchange (gain) loss	**(45)**	(261)	**1,045**	(261)
Unit based compensation	**740**	494	**5,323**	2,733
Depreciation and amortization	**11,944**	8,064	**34,785**	18,913
Interest	**6,388**	650	**13,740**	4,029
	114,381	59,427	**316,292**	150,545
Earnings before income taxes	**36,244**	15,859	**101,817**	31,331
Income taxes				
Current tax expense (recovery)	**36**	276	**(389)**	638
Future tax expense	**4,635**	1,742	**9,837**	2,723
	4,671	2,018	**9,448**	3,361
Net earnings	**31,573**	13,841	**92,369**	27,970
Charges for normal course issuer bid	**(96)**	-	**(96)**	-
Accumulated earnings – beginning of period	**139,212**	45,118	**78,416**	30,989
Accumulated earnings – end of period	**170,689**	58,959	**170,689**	58,959
Earnings per unit				
Basic	**0.38**	0.22	**1.11**	0.50
Diluted	**0.37**	0.21	**1.09**	0.49
Weighted average number of trust units				
Basic	**83,705,299**	63,720,766	**82,851,643**	56,262,234
Diluted	**85,316,897**	65,642,022	**84,651,979**	57,490,052

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,	
(thousands – Unaudited)	2006	2005	2006	2005
Cash provided by (used in)				
Operating activities				
Net earnings for the period	31,573	13,841	92,369	27,970
Items not affecting cash				
Depreciation and amortization	11,944	8,064	34,785	18,913
Unit based compensation	740	494	5,323	2,733
Future income taxes	4,635	1,742	9,837	2,722
Unrealized foreign exchange loss (gain)	(4)	-	7	-
Other	85	-	(97)	-
Funds flow from operations before change in non-cash working capital	48,973	24,141	142,224	52,338
Net change in non-cash operating working capital	(46,607)	(22,839)	(22,330)	(16,595)
	2,366	1,302	119,894	35,743
Investing activities				
Increase in deposits on capital assets	5,122	(31,260)	(22,891)	(73,492)
Acquisition of Titan Surface Casing Ltd.	-	-	-	(11,300)
Acquisition of Mastco Derrick Services Ltd. (note 4)	-	-	(38,240)	-
Purchase of capital assets	(89,203)	(21,078)	(223,731)	(39,734)
Proceeds from dispositions	5,592	52	6,598	279
Change in non-cash working capital item – accounts payable and accrued liabilities	7,317	(164)	6,024	8,106
Change in non-cash working capital item - Mastco purchase price adjustment (note 4)	13,523	-	13,523	-
	(57,649)	(52,450)	(258,717)	(116,141)
Financing activities				
Decrease in bank overdraft	-	-	-	(1,988)
Decrease in line of credit	-	-	-	(8,000)
Increase in long term debt – net	53,318	55,623	231,984	3,012
Net proceeds from unit issues (note 5)	1,891	336	8,088	120,292
Purchased units (note 5)	(276)	-	(276)	-
Trust unit distribution	(28,640)	(14,327)	(76,846)	(34,689)
Debt financing costs (note 3)	(111)	-	(5,204)	-
Change in non-cash working capital item – accrued distributions	22	700	2,839	2,454
	26,204	42,332	160,585	81,081
Cash flow from operating, investing and financing activities	(29,079)	(8,816)	21,762	683
Effect of translation on foreign currency cash	(97)	-	(817)	-
Increase in cash for the period	(29,176)	(8,816)	20,945	683
Cash - beginning of period	61,870	9,499	11,749	-
Cash - end of period	32,694	683	32,694	683
Interest paid	5,427	639	11,338	4,054
Taxes paid	46	216	1,195	649

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES AND ESTIMATES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2005, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2005.

☐ FOREIGN CURRENCY TRANSLATION

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

☐ CAPITAL ASSETS

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $3.5 million for the nine months ended September 30, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years straight-line basis (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.3 million in depreciation expense for its well servicing rigs for the nine months ended September 30, 2006.

The acquisition of Mastco Derrick Services Ltd. at the end of the first quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of 5 to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

☐ DERIVATIVE FINANCIAL INSTRUMENTS

The Trust entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

2. SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to seasonally wet conditions. The

second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

3. LONG TERM DEBT

Effective April 18, 2006, the Trust closed a new syndicated loan facility to increase the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver and a $100 million Canadian five-year term facility. The Canadian revolving facility requires monthly interest payments and is renewable annually subject to the mutual consent of the lenders and the Trust. To the extent that the facility is not renewed the drawn down principal would be due 364 days later. The Canadian term loan requires monthly interest payments based on a spread over the one, two or three month BA rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

Additionally, a US subsidiary of the Trust closed a $125.0 million US dollar five-year term facility to fund the current US operations. This facility requires monthly interest payments based on a spread over the one, two or three month LIBOR rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

These facilities represent a combined Canadian dollar equivalent debt capacity of approximately $490.0 million and were structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. The members of the syndicate group include major Canadian, United States and International financial institutions. This debt is secured by a general guarantee over the assets of the Trust.

4. ACQUISITION

MASTCO DERRICK SERVICES LTD.

Effective March 16, 2006, the Trust amalgamated one of its wholly owned subsidiaries with Mastco Derrick Services Ltd. ("Mastco") for consideration of $62.4 million less outstanding debts adjusted for net working capital. Mastco's purchase price is subject to a working capital adjustment which has not been finalized to date. The acquisition was funded through internal funds flow of $24.7 million and the issuance of 1,494,557 trust units with a deemed value of $24.7 million.

The consideration paid for this acquisition has been preliminarily allocated under the purchase method as follows:

(thousands except unit data)	2006
Purchase price allocated as follows:	
Working capital, net	10,062
Other assets	329
Goodwill	27,465
Capital assets	17,148
Future income taxes	(5,567)
	49,437
Financed as follows:	
Trust units	24,720
Cash, net of working capital adjustment	24,717
	49,437

5. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

	September 30, 2006		December 31, 2005	
(thousands except unit data)	Number of Units	Amount $	Number of Units	Amount $
Unitholders' capital – opening balance	78,909,976	621,972	45,898,116	222,815
Trust units issued – for cash, net of issue costs	-	-	24,590,144	308,522
Trust units issued on acquisitions	1,494,557	24,720	3,782,746	56,363
Trust units issued on conversion of exchangeable shares	1,505,630	13,825	4,158,022	31,986
Trust units issued on exercise of options and rights	1,112,926	8,088	480,948	1,977
Trust units repurchased under normal course issuer bid	(19,100)	(122)	-	-
Trust units repurchased and not cancelled	4,000	(59)	-	-
Contributed surplus transferred on exercised options and rights	-	1,305	-	309
Unitholders' capital – ending balance	83,007,989	669,729	78,909,976	621,972

Effective September 14, 2006 Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a normal course issuer bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the three and nine months ended September 30, 2006 the Trust purchased 19,100 units at a cost of $0.3 million of which 15,100 units were cancelled in the quarter. The excess of the purchase price over the carrying amount of the units purchased and cancelled is recorded as a reduction of accumulated earnings.

A subsidiary of the Trust has issued the following exchangeable shares:

	September 30, 2006		December 31, 2005	
(thousands except unit data)	Number of Shares	Amount $	Number of Shares	Amount $
Exchangeable shares – opening balance	2,007,883	19,602	3,948,718	30,800
Exchangeable shares issued, Series C – Titan purchase	-	-	1,961,132	20,788
Exchangeable shares exchanged, Initial Series	(347,100)	(2,707)	(1,707,162)	(13,316)
Exchangeable shares exchanged, Series B	-	-	(1,641,026)	(12,800)
Exchangeable shares exchanged, Series C	(1,048,817)	(11,118)	(553,779)	(5,870)
Exchangeable shares – ending balance	611,966	5,777	2,007,883	19,602

The exchange ratio for the initial series exchangeable shares is 1.20834 and the trust units issuable upon conversion are 306,229. All Series B exchangeable shares were converted in the prior year. The exchange ratio for the Series C exchangeable shares is 1.10386 and the trust units issuable upon conversion are 395,773.

6. UNIT OPTION AND RIGHTS PLAN

UNIT OPTION PLAN

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Unit Option Plan:

	September 30, 2006		December 31, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of period	**19,850**	**2.25**	107,729	1.97
Granted during the period	**-**	**-**	-	-
Exercised during the period	**(19,850)**	**2.25**	(87,879)	1.91
Returned during the period	**-**	**-**	-	-
Outstanding – end of period	**-**	**-**	19,850	2.25

TRUST UNIT RIGHTS INCENTIVE PLAN

On May 2, 2003 the Trust established the Trust unit rights incentive plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Trust unit rights incentive plan:

	September 30, 2006		December 31, 2005	
	Number of rights	Weighted average exercise price	Number of rights	Weighted average exercise price
Outstanding – beginning of period	**5,746,326**	**9.64**	3,928,738	7.62
Granted during the period	**2,317,527**	**16.83**	2,257,724	12.22
Exercised during the period	**(1,093,074)**	**7.36**	(393,069)	4.60
Returned during the period	**(196,176)**	**12.84**	(47,067)	6.34
Outstanding – end of period	**6,774,603**	**12.38**	5,746,326	9.64

7. FINANCIAL INSTRUMENTS

Effective July 1, 2006, Trinidad entered into two interest rate swap agreements to hedge the floating interest rates on fifty percent of the outstanding balances of the Canadian and US term debt facilities. These interest rate swaps mature concurrently with the long term debt facility on May 1, 2011 allowing the Trust to mitigate its risk of interest rate fluctuations over the term of the debt agreement.

Fifty percent of the outstanding balance of the Canadian term facility swapped interest based on a spread over the one month BA for a fixed interest rate of 5.362%. Simultaneously the Trust hedged fifty percent of the US term facility swapping interest based on a spread over the one, two or three month LIBOR for fixed interest of 6.108%.

The effectiveness of the interest rate swaps were evaluated at the inception of the hedge and found to be effective. As such the Trust will be applying hedge accounting. For the period ended September 30, 2006, a loss of $0.2 million was recorded in interest expense.

8. COMMITMENTS

In 2005 and early 2006 Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned based on drilling days over the term of the contract. Total capital costs of construction are expected to be $393.8 million, of which approximately $277.1 million has been paid as at September 30, 2006. Four of these rigs were completed and deployed in 2005 and an additional ten throughout 2006, including five rigs which were completed in the third quarter.

9. SEGMENTED INFORMATION

The acquisition of Cheyenne Drilling, which closed December 20, 2005, and the current rig construction program have diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma regions. This acquisition added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complementing the current drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market has resulted in management evaluating the Trust's performance on a geographically segmented basis.

	Three months ended September 30, 2006			Nine months ended September 30, 2006		
(thousands)	Canada	United States	**Total**	Canada	United States	**Total**
Revenue	105,152	45,473	**150,625**	302,772	115,337	**418,109**
Gross margin	41,670	25,208	**66,878**	129,423	65,122	**194,545**
Net earnings	22,367	9,206	**31,573**	67,268	25,101	**92,369**
Depreciation and amortization	6,147	5,797	**11,944**	20,622	14,163	**34,785**
Unit based compensation	740	-	**740**	5,323	-	**5,323**
Future income tax expense	80	4,555	**4,635**	(3,154)	12,991	**9,837**
Unrealized foreign exchange (gain) loss	(4)	-	**(4)**	7	-	**7**
Other	-	85	**85**	-	(97)	**(97)**
Funds flow before change in non-cash working capital	29,330	19,643	**48,973**	90,066	52,158	**142,224**
Capital expenditures (including acquisitions & deposits)	32,054	38,070	**70,124**	169,023	126,602	**295,625**
Total assets	688,122	464,174	**1,152,296**	688,122	464,174	**1,152,296**
Goodwill	64,580	40,752	**105,332**	64,580	40,752	**105,332**

The Trust's operations were focused in Canada during the comparable quarter in 2005; hence, comparative figures are not shown above.

10. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.


TRINIDAD DRILLING

DIRECTORS

Naveen Dargan
Independent Businessman
Calgary, AB

Peter J. Gross
Independent Businessman
Calgary, AB

Michael E. Heier
Chairman and Chief Executive Officer
Trinidad Energy Services Income Trust
Calgary, AB

Ken Stickland
Executive Vice President, Legal
TransAlta Corporation
Calgary, AB

MANAGEMENT

Michael E. Heier
Chairman and Chief Executive Officer

Lyle C. Whitmarsh
President

Brent J. Conway
Chief Financial Officer

BANKERS

G.E. Canada
Commercial Finance
Calgary, AB

TD Canada Trust
Calgary, AB

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, AB

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Calgary, AB

REGISTRAR AND TRANSFER AGENT

Valiant Trust Company
Calgary, AB

TSX Stock Exchange Listing
Stock Symbol: TDG.UN

TRINIDAD
ENERGY SERVICES INCOME TRUST

CORPORATE OFFICE

2500, 700 – 9th Avenue S.W.
Calgary, Alberta T2P 3V4
tel 403.265.6525
fax 403.265.4168
email info@trinidaddrilling.com
web www.trinidaddrilling.com